COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

02055259

File Number: 82.2994

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 07 2002
WASH, D.C. 180 SECTION

30 September 2002

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dw 10/9

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

COCA-COLA AMATIL TO MAKE PRESENTATION AT MERRILL LYNCH AUSTRALASIA INVESTMENT CONFERENCE

Sydney, 30 September 2002: Coca-Cola Amatil (CCA) announced that as part of its ongoing investor relations program Mr Terry Davis, CCA's Managing Director, will today make a presentation at the Merrill Lynch Australasia Investment Conference in New York.

The transcript and slides of the presentation will be accessible, shortly after 9am on 1 October 2002, through CCA's website at www.ccamatil.com.

Mr Davis will reaffirm CCA's 2002 full year outlook that, based on current trading conditions in each of CCA's markets, net profit growth is still expected to be at the upper end of the 10-15% target. The presentation will also include the following update on current trading conditions:

- Australia – trading in the second half of 2002 will benefit from the focus in the last quarter of the year on new products (including the launch of Vanilla Coke in early October 2002) and innovative marketing campaigns, as well as the July 2002 price increase in immediate consumption channels. The earnings before interest and tax (EBIT) margin continues to remain strong.
- Oceania – trading has remained solid and the early sales of Vanilla Coke, since its mid September 2002 launch, have been above expectations.
- Indonesia – trading conditions remain difficult and second half 2002 EBIT is expected to be below that recorded for first half 2002.
- South Korea – trading is traditionally slower in the second half than the first half and was further impacted by very wet weather and typhoon activity in August and early September. However, CCA is still confident of another year of greater than 50% EBIT growth in this country (EBIT growth for full year 2001 was 56%).

This update on trading conditions in CCA's markets will replace the third quarter performance update, which had previously been planned for the end of October 2002.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel +61 419 290 767
Media: Alec Wagstaff +61 2 9259 6571